UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (Fee required)

For the fiscal year ended March 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File No. 0-16116

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

IMPCO Investment and Tax Savings Plan c/o

Impco Technologies, Inc.

(formerly AirSensors, Inc.)

16804 Gridley Place

Cerritos, CA 90703

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Impco Technologies, Inc.

(formerly AirSensors, Inc.)

16804 Gridley Place

Cerritos, CA 90703

Financial Statements Filed as Part of This Report:

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Administrative Committee of the IMPCO Investment and Tax Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

September 25, 2003

IMPCO INVESTMENT AND TAX SAVINGS PLAN

By:	/s/ KELLY NILA
Kelly Nila Plan Administrator

Index to Exhibits

Exhibit No.		Page
23.1	Consent of Ernst & Young LLP, Independent Auditors	13
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	14

Report of Independent Auditors

IMPCO Technologies, Inc. as

Plan Administrator of

The IMPCO Investment and Tax Savings Plan

We have audited the accompanying statements of net assets available for benefits of IMPCO Investment and Tax Savings Plan as of March 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at March 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of March 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Long Beach, California	/s/ ERNST & YOUNG LLP
September 16, 2003

IMPCO Investment and Tax Savings Plan

Statements of Net Assets Available for Benefits

	March 31
	2003	2002
Assets
Investments, at fair value:
Interest-bearing cash	$1,231,242	$1,179,720
Mutual funds	3,880,477	6,532,403
IMPCO Technologies, Inc. common stock	118,995	396,453
Quantum Fuel Systems Technologies Worldwide, Inc. common stock	36,934	—
Participant loans receivable	317,661	483,272

Net assets available for benefits	$5,585,309	$8,591,848

See accompanying notes to financial statements.

IMPCO Investment and Tax Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended March 31,
	2003	2002
Additions to net assets attributed to:
Investment income	$78,373	$126,228
Contributions:
Participants	868,585	1,588,376
Rollovers	5,492	182,109
Employer	353,762	609,683
Other additions	119,108	—

Total additions	1,425,320	2,506,396
Deductions from net assets attributed to:
Net realized/unrealized depreciation in fair value of investments	1,761,473	384,358
Benefits paid to participants	702,055	700,126
Disbursements with respect to employee’s of Quantum Fuel Systems Technologies Worldwide, Inc.	1,968,331	—

Total deductions	4,431,859	1,084,484

Net (decrease) increase	(3,006,539)	1,421,912
Net assets available for benefits at beginning of year	8,591,848	7,169,936

Net assets available for benefits at end of year	$5,585,309	$8,591,848

See accompanying notes to financial statements.

IMPCO Investment and Tax Savings Plan

Notes to Financial Statements

1. Description of the Plan

General

The IMPCO Investment and Tax Savings Plan (the Plan) is a defined contribution plan, which is qualified under Internal Revenue Service Code Section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was adopted July 1, 1984, and amended in 1988, 1993, and 1999. All Plan assets are held by the Plan Trustee, Putnam Fiduciary Trust Company.

All employees of IMPCO Technologies, Inc. (the Company) employed on or before July 1, 1984, are eligible to participate in the Plan. All other employees who are at least age 21 or older are eligible to participate in the Plan on the first day of any calendar month following one year of service with the Company. Effective January 1, 1999, there is no longer a service requirement.

The Board of Directors of the Company has appointed certain of its officers and employees to act as an Administrative Committee. The Administrative Committee is responsible for management and control of the operation and the administration of the Plan. Putnam Investments has been engaged to perform certain administrative services (i.e., day-to-day record keeping of the Plan) and provide assistance to the Administrative Committee.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Contributions

Employees of the Company who elect to participate in the Plan may contribute into the Plan not less than 1% nor more than 15% of compensation, as defined in the Plan, each payroll period, up to a maximum of $12,000 and $11,000 for calendar years 2003 and 2002, respectively. The Company matches 100% of the first 3% of compensation contributed by employees.

“Rollover” contributions from other qualified plans are accepted by the Plan. The Company does not match contributions of this type.

IMPCO Investment and Tax Savings Plan

Notes to Financial Statements

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Participant contributions and Company contributions are allocated into the separate funds based on election by the participants while Plan earnings are allocated based on the specific earnings of the separate fund. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may change the current allocation among their accounts at any time through notification to Putnam Investments. Upon reallocation, Putnam then notifies the Company of any designated changes made to a participant’s account. Participants may also change the allocation of future participant and Company contributions.

Vesting

Participants have a 100% nonforfeitable right to their “salary deferral account” and “rollover account” (i.e., participant contributions plus actual earnings thereon) upon withdrawal from the Plan. The Plan uses a graduated vesting schedule for Company contributions and related earnings as follows:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

The participant also becomes 100% vested when he or she reaches retirement age, becomes disabled while employed by the Company, or upon death while employed by the Company.

Investment Options

Individual participants designate the way in which their contributions and employer contributions are invested and may change their investment designation at any time within several investment options offered by the Plan, including IMPCO Technologies, Inc. common stock.

IMPCO Investment and Tax Savings Plan

Notes to Financial Statements

1. Description of the Plan (continued)

Participant Loans

Participants may borrow up to 50% of their vested interest from their fund accounts subject to Plan restrictions. Participants may borrow a minimum of $1,000, up to a maximum of $50,000. The loans are secured by the participants’ accounts and bear interest at a rate of Prime plus 1%. The term of participant loans may not exceed five years except under certain conditions as defined in the Plan. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

Upon termination of service, participants are entitled to receive a distribution of the vested portion of their accounts. Upon retirement, participants shall receive a distribution of the entire vested value of their accounts.

2. Summary of Accounting Policies

Valuation of Investments and Income Recognition

Mutual fund investments are stated at fair value as determined by publicly quoted market price. The participant loans are recorded at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative and Contract Expenses

Administrative and contract expenses are paid by the Company.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

IMPCO Investment and Tax Savings Plan

Notes to Financial Statements

3. Investments

The fair market value of individual investments that represent 5% or more of the Plan’s net assets as of March 31, 2002 and 2001 is as follows:

	March 31
	2003	2002
Putnam Investors Fund	$772,031	$1,469,262
Putnam Voyager Fund II	598,919	1,011,839
Putnam Asset Allocation Fund—Balanced	616,237	1,101,397
Putnam International Growth Fund	394,914	649,694
Putnam Money Market Fund	1,231,242	1,179,720
Putnam Equity Income Fund	557,575	1,041,317
Putnam American Government Income Fund	447,852	*

*	Investment balance was less than 5% of the Plan’s net assets.

During the years ended March 31, 2003 and 2002, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

	Year ended March 31
	2003	2002
Mutual funds	$(1,328,612)	$(215,852)
IMPCO Technologies, Inc. common stock	(406,268)	(168,506)
Quantum Fuel Systems Technologies Worldwide, Inc. common stock	(26,593)	—

	$(1,761,473)	$(384,358)

4. Income Tax Status

The Plan has received an opinion letter from the Internal Revenue Service dated August 9, 2002, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the Code), and that any employer adopting this form of the prototype plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

IMPCO Investment and Tax Savings Plan

Notes to Financial Statements

5. Plan Termination

It is the intent of the Company to continue the Plan; however, the Company reserves the right to modify, suspend or terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, the participants become 100% vested, and the amounts in each participant’s account will be distributed as soon as administratively feasible, following the date on which a distribution is requested or is otherwise payable.

6. Party-in-Interest Transactions

The records of the Plan indicate that there were no party-in-interest transactions, which are prohibited by the Employee Retirement Income Security Act of 1974 and for which no statutory or administrative exemption exists.

7. Disbursements With Repect to Quantum Fuel Systems Technologies Worldwide, Inc.

The Company spun-off its Quantum Fuel Systems Technologies Worldwide, Inc. subsidiary (“Quantum”) on July 23, 2002. The Quantum employees began to participate in a comparable plan and, in accordance with an Employee Benefit Matters Agreement with Quantum, their Plan assets were transferred to Quantum’s substantially similar plan upon the completion of the spin-off.

Additionally, upon the completion of the spin-off, the Company distributed common stock of Quantum to stockholders of the Company based upon a distribution ratio of one share of Quantum’s stock for each share of the Company’s common stock outstanding on the record date. Accordingly, the Plan holds as investments, shares of Quantum acquired in the distribution. However, participants cannot purchase additional shares of Quantum.

IMPCO Investment and Tax Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

March 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
PIMCO Total Fund	PIMCO Total Return Fund Administrative Class (8,615 shares)	$92,956
Putnam Investments*	Holding Account	4,129
Putnam Investments*	Putnam Investors Fund (91,799 shares)	772,031
Putnam Investments*	Putnam American Government Income Fund (49,160 shares)	447,852
Putnam Investments*	Putnam OTC & Emerging Growth Fund (31,256 shares)	153,153
Putnam Investments*	Putnam Voyager Fund II (50,499 shares)	598,919
Putnam Investments*	Putnam Asset Allocation Fund—Balanced (75,612 shares)	616,237
Putnam Investments*	Putnam Asset Allocation Fund—Conservative (28,844 shares)	229,019
Putnam Investments*	S & P 500 (379 shares)	7,934
Putnam Investments*	Putnam International Growth Fund (26,380 shares)	394,914
Putnam Investments*	Putnam New Value Fund (521 shares)	5,760
Putnam Investments*	Putnam Money Market Fund (1,231,242 shares)	1,231,242
Putnam Investments*	Putnam Equity Income Fund (47,172 shares)	557,575
Impco Technologies, Inc.*	Common Stock (59,202 shares)	118,994
Quantum Fuel Systems Technologies Worldwide, Inc.	Quantum Fuel Systems Technologies Worldwide, Inc.	36,933
Participant loans*	Loans to participants, collateralized by vested account balances, interest at prime rate plus 1%.	317,661

		$5,585,309

* Indicates party-in-interest to the Plan.